SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

        FutureFuel Corporation

(Name of Issuer)

            Common Stock, $0.0001 Par Value

(Title of Class of Securities)

            36116M106

(CUSIP Number)

            June 23, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116M106		13G	Page 2 of 6 Pages
1.		NAME OF REPORTING PERSONS David M. Knott I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5.	SOLE VOTING POWER:	1,375,800
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER:	899,200
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	2,275,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER:	0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,275,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%
12.		TYPE OF REPORTING PERSON* IN

                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36116M106		13G	Page 3 of 6 Pages
1.		NAME OF REPORTING PERSONS Dorset Management Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2873658
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	5.	SOLE VOTING POWER:	1,375,800
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER:	899,200
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	2,275,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER:	0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,275,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%
12.		TYPE OF REPORTING PERSON* CO

                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)                     Name of Issuer:

FutureFuel Corporation

Item 1(b)                     Address of Issuer's Principal Executive offices:

                                    8235 Forsyth Boulevard, Suite 400
                                    Clayton, MO 63105

Item 2(a)                                               Name of Person(s) Filing:

                                    David M. Knott; Dorset Management Corporation

Item 2(b)                                               Address(es) of Principal Business Office or, if none, residence:

                                    485 Underhill Boulevard, Suite 205

                                    Syosset, New York 11791

Item 2(c)                                                Citizenship or Place of Organization

David M. Knott - United States of America;

Dorset Management Corporation – New York

Item 2(d)                                               Title of Class of Securities:

                                    Common Stock, $0.0001 Par Value

Item 2(e)                                               CUSIP Number:

                                    36116M106

Item 3                 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)                ☐       Broker or dealer registered under Section 15 of the Exchange Act;

(b)               ☐       Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)                ☐       Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)               ☐       Investment company registered under Section 8 of the Investment Company Act;

(e)                ☐       An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)                 ☐       An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)                ☐       A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)                ☐       A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)                  ☐       A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)                 ☒       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4                 Ownership:

                        David M. Knott; Dorset Management Corporation

See Rows 5 through 9 and 11 on the corresponding page for each reporting person.

Item 5                 Ownership of Five Percent or Less of a Class

                        N/A

Item 6             Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                        N/A

Item 8                 Identification and Classification of Members of the Group

N/A

Item 9                 Notice of Dissolution of Group

                        N/A

Item 10           Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2008
Date

/s/ David M. Knott

Signature

DORSET MANAGEMENT CORPORATION

/s/ David M. Knott
By:
David M. Knott, President